UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Commission file number 0-30752
ÆTERNA ZENTARIS INC.
1405 du Parc-Technologique Blvd.
Quebec City, Québec
Canada, G1P 4P5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

DOCUMENTS INDEX
Documents Description

5.1
Opinion of Ogilvy Renault LLP (incorporated by reference into the registrant’s Registration Statement on Form F-3 filed with the Commission on February 23, 2010 (File No. 333-165037) and declared effective by the Commission on March 16, 2010)

23.1
Consent of Ogilvy Renault LLP (included in its opinion filed as Exhibit 5.1 hereto and incorporated by reference into the registrant’s Registration Statement on Form F-3 filed with the Commission on February 23, 2010 (File No. 333-165037) and declared effective by the Commission on March 16, 2010)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: February 22, 2011	By:	/s/ DENNIS TURPIN
Dennis Turpin
Senior Vice President and Chief Financial Officer